SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No.5

                    Under the Securities Exchange Act of 1934

                           ELITE PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    28659T200
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                                 (CUSIP Number)

                      Edson Moore Healthcare Ventures, Inc.
                                  John A. Moore
                                  Hilary Edson
                              101 Brookmeadow Road
                           Wilmington, Delaware 19807
                                 (302) 994-3083
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2004
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     (Date of Event which Requires Filing of this Statement) (* See Item 3)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  28659T200                                 PAGE 2 OF 7 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Edson Moore Healthcare Ventures, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
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                                    7      SOLE VOTING POWER
    NUMBER OF SHARES                                -110,000-
      BENEFICIALLY                  8      SHARED VOTING POWER
 OWNED BY EACH REPORTING                            -0-
       PERSON WITH                  9      SOLE DISPOSITIVE POWER
                                                    -110,000-
                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    110,000
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
           CERTAIN SHARES (SEE INSTRUCTIONS)
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.90%
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   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO

                                  SCHEDULE 13D
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CUSIP NO.  28659T200                                 PAGE 3 OF 7 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    John A. Moore
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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                                    7      SOLE VOTING POWER
   NUMBER OF SHARES                                 -775,209-
      BENEFICIALLY                  8      SHARED VOTING POWER
 OWNED BY EACH REPORTING                            -110,000-
       PERSON WITH                  9      SOLE DISPOSITIVE POWER
                                                    -775,209-
                                   10      SHARED DISPOSITIVE POWER
                                                    -110,000-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    885,209
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
           CERTAIN SHARES (SEE INSTRUCTIONS)
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.25%
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   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

                                  SCHEDULE 13D
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CUSIP NO.  28659T200                                 PAGE 4 OF 7 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Hilary Edson
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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                                   7      SOLE VOTING POWER
     NUMBER OF SHARES                               -407,109-
       BENEFICIALLY                8      SHARED VOTING POWER
  OWNED BY EACH REPORTING                           -110,000-
        PERSON WITH                9      SOLE DISPOSITIVE POWER
                                                    -407,109-
                                  10      SHARED DISPOSITIVE POWER
                                                    -110,000-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    517,109
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
           CERTAIN SHARES (SEE INSTRUCTIONS)
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.24%
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   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

This Amendment No. 5 to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission ("SEC") on January 6, 2003, with respect to the common stock, $0.01 par value per share (the "ELITE COMMON STOCK"), of Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), as amended and modified by Amendment No. 1 filed with the SEC on February 13, 2003, as modified by Amendment No. 2 filed with the SEC on February 18, 2003 and as modified by Amendment No. 3* filed with the SEC on February 24, 2004 (collectively, as amended, the "STATEMENT"), as amended by Amendment No. 4 filed with the SEC on August 30, 2004. Except to the extent supplemented by the information contained in this Amendment No. 5, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

* Amendment No. 3 was incorrectly labeled Amendment No. 2 when filed with the SEC on February 24, 2004.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 27, 2002, EMC acquired (i) 12,015 shares of Series A Preferred Stock of Elite Labs (which were exchangeable for shares of Elite Common Stock on or after October 17, 2002), (ii) the right to receive all additional shares of Series A Preferred Stock of Elite Labs issuable as accrued and unpaid payment-in-kind dividends upon the 12,015 shares of Series A Preferred Stock of Elite Labs described in clause (i) above, and (iii) the warrant to purchase 100,000 shares of Elite Common Stock of the Issuer (collectively, the "Acquired Securities") from Shelly Bay Holdings, Ltd., a Bermuda exempted limited liability company, for an aggregate purchase price of $485,000.

On October 17, 2002, pursuant to a letter agreement between EMC and the Issuer (see Item 6 below), EMC agreed to exchange 12,015 shares of Series A Preferred Stock, par value $1.00 per share, of Elite Laboratories, Inc., a wholly-owned subsidiary of the Issuer ("Elite Labs") for 714,222 shares of Elite Common Stock.

On November 5, 2002, pursuant to a letter agreement between EMC and the Issuer (see Item 6 below), EMC agreed to exchange 900 shares of Series A Preferred Stock of Elite Labs which were issued by Elite Labs as paid-in-kind dividends accrued through June 29, 2002, on 12,015 shares of Series A Preferred Stock (described in the previous sentence) for 49,996 shares of Elite Common Stock.

On December 4, 2003, pursuant to a private placement offering of the Issuer (the "Private Placement"), EMC purchased 50,000 shares of Elite Common Stock for $100,000.

On August 18, 2004, EMC distributed the 407,109 shares of Elite Common Stock owned by EMC to each of its stockholders, Mr. Moore and Ms. Edson.

On August 20, 2004, EMC acquired 10,000 shares of Elite Common Stock at $1.28 per share.

On October 1, 2004, Mr. Moore acquired 8,100 shares of Elite Common Stock at prices ranging from $1.15 - $1.20 per share.

The 932,318 shares of Elite Common Stock beneficially owned by the Reporting Persons consist of 832,318 shares of Elite Common Stock and 100,000 shares of Elite Common Stock issuable upon the exercise by EMC of a warrant (exercisable through October 17, 2005) at an exercise price of $18.00 per share.

Additionally, Mr. Moore beneficially owns options to purchase 360,000 shares of Common Stock of the Company with exercise prices ranging from $2.01 - $2.34 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares for investment purposes. Each Reporting Person presently considers the Elite Common Stock an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of Elite Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions.

Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Elite Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Elite Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.

(a) As of October 8, 2004, (i) Mr. Moore beneficially owns 885,209 shares of Elite Common Stock, which represent approximately 7.25% of Elite Common Stock outstanding, (ii) Ms. Edson beneficially owns 517,109 shares of Elite Common Stock, which represent approximately 4.24% of Elite Common Stock outstanding and
(iii) EMC beneficially owns 110,000 shares of Elite Common Stock, which represent approximately 0.90% of Elite Common Stock outstanding (based on 12,104,423 shares of Elite Common Stock of the Issuer reported as being outstanding in the Issuer's Form 10-Q for the period ended June 30, 2004). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Mr. Moore and Ms. Edson are deemed to beneficially own all shares of Elite Common Stock that are beneficially owned by EMC.

(b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 110,000 shares of Elite Common Stock held by EMC and (ii) the sole power to dispose of or to direct the disposition of such 110,000 shares of Elite Common Stock; provided that, Mr. Moore and Ms. Edson share with each other their voting and disposition power through their 50%/50% ownership of EMC. Mr. Moore has (i) the sole power to vote or direct the vote of the 415,209 shares of Elite Common Stock held by Mr. Moore and (ii) the sole power to dispose of or to direct the disposition of such 415,209 shares of Elite Common Stock. Ms. Edson has (i) the sole power to vote or direct the vote of the 407,109 shares of Elite Common Stock held by Ms. Edson and (ii) the sole power to dispose of or to direct the disposition of such 407,109 shares of Elite Common Stock;

(c) Except for the acquisition of the shares described herein, to the best knowledge and belief of the undersigned, no transactions involving the Elite Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

(d) n/a

(e) n/a

         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    October 8, 2004

                                           Edson Moore Healthcare Ventures, Inc.


                                           By:  /s/ John  A. Moore
                                                ------------------
                                                Name:   John A. Moore
                                                Title:  Chief Executive Officer

                                           /s/  John A. Moore
                                           ----------------------
                                                John A. Moore

                                           /s/  Hilary Edson
                                           ----------------------
                                                Hilary Edson